FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On February 4, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Name: Mor Amitai

Title: President and CEO

Date: February 4, 2004

Exhibit 1

Compugen Ltd. Reports Fourth Quarter

and Year End 2003 Financial Results

TEL AVIV, ISRAEL, February 4, 2004 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2003.

Revenues for the year 2003 were $8.8 million (including $2.0 million from research and development grants), compared to $11.1 million for 2002 (including $1.8 million from research and development grants). The net loss for 2003 was $11.4 million (including a non-cash charge of $1.1 million for amortization of deferred compensation), or $0.43 per share, compared with a net loss of $12.2 million (including a non-cash charge of $861,000 for amortization of deferred compensation), or $0.47 per share, for 2002.

For the fourth quarter ended December 31, 2003, revenues were $1.4 million (including $485,000 from research and development grants) compared to $2.7 million for the same quarter in 2002 (including $441,000 from research and development grants). The net loss for the fourth quarter of 2003 was $3.5 million (including a non-cash charge of $262,000 for amortization of deferred compensation), or $0.13 per share, compared to a net loss of $3.2 million (including a non-cash charge of $183,000 for amortization of deferred compensation), or $0.12 per share, for the corresponding quarter in 2002.

As of December 31, 2003, Compugen had $60.5 million in cash, cash equivalents, and marketable securities, a decrease of $6.8 million from December 31, 2002. This substantially less than expected decrease in cash during 2003 was due to timing of cash receipts and lower than budgeted expenditures.

"This past year was highlighted by important progress with respect to our initial pipeline of therapeutic protein candidates, the continuing development of our discovery engines, and the further strengthening of our intellectual property position," stated Mor Amitai, Ph.D., Compugen`s President and Chief Executive Officer. "The underlying basis for this continuing progress and for our future success remains our leading position in the integration of pharmaceutical sciences with mathematics, physics, and computer science. We are confident that through these efforts we are establishing a very unique drug discovery company, a company that will constantly add candidate products with high probability of successful development to its own and its partners` therapeutic pipelines," Dr. Amitai continued.

Year 2003 Highlights

Announcement of agreement for Diagnostic Products Corporation to develop and commercialize diagnostic assays for screening, detection, and monitoring of prostate and other cancers based on licensing of two novel prostate-specific proteins discovered by Compugen

Further development of predictive discovery engines for increasing the probability of success of drug discovery and development with special emphasis on prediction of biological function and therapeutic utility; engines currently used in Compugen`s internal drug discovery efforts

Continued filing of patents covering technologies, methods, and specific biological sequences with special focus during 2003 on splice variants of known therapeutic proteins

Four novel splice variants of important therapeutic proteins, that are themselves drugs or are related to known drugs, selected for Compugen`s pipeline

One year extension of license agreement with Novartis for identification, prioritization, and validation of new drug targets for Novartis, including collaboration for design of DNA probes and continued licensing of Compugen`s LEADS platform

Announcement of agreement with Abbott Laboratories to utilize Compugen`s LEADS computational biology platform and expertise for accelerated identification of drug targets across multiple therapeutic areas

Publication of discovery of common occurrence of antisense RNA transcription in the human genome in April issue of Nature Biotechnology after approximate two-year effort to establish Compugen`s proprietary position

Looking to the Future

Compugen is the leader in incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. The Company`s research and development efforts focus on utilizing this competitive advantage to significantly increase the probability of success of human drug and diagnostic development. Compugen`s partially owned and independently financed subsidiary, Evogene, has been licensed to utilize certain of the Company`s technologies in the agricultural biotechnology field.

Discovery Engines

At the core of Compugen`s research efforts are proprietary discovery engines created and continuously improved by the Company`s multidisciplinary research team. These engines result from an iterative process, combining sophisticated mathematical modeling and experimental analysis. The power of these discovery engines arises from their capacity to both provide deeper understandings of important biological phenomena - such as alternative splicing and naturally occurring antisense - and incorporate these understandings in the engines themselves, thereby enhancing their ability for further discoveries. At present, the engines are being used by Compugen`s scientists to accurately identify proteins that are well suited for therapeutic and diagnostic development with a high probability of success.

During 2004, Compugen will continue to develop and utilize these discovery engines in-house, and in collaboration with leading biopharmaceutical and diagnostic companies and research institutions.

Therapeutic and Diagnostic Pipeline

Through the use of its proprietary discovery engines, Compugen has created a substantial inventory of putative therapeutic and diagnostic candidates. From this inventory, potential products are selected for in-house development and/or licensing to pharmaceutical, diagnostic, and biotechnology firms. Currently, Compugen`s pipeline consists of novel proteins that are strongly related to known drugs. This enables the Company to profit not only from the proprietary position and anticipated benefits of these new candidates, but also from the significant amounts of relevant biological and medical information related to the known drugs. To support these efforts, Compugen has reallocated certain internal resources to building its therapeutic protein infrastructure, including the establishment of a protein production unit for protein expression and purification, and the recruitment of scientists with relevant therapeutic expertise.

Compugen intends to commit substantially increased efforts to advancing this pipeline during 2004, and expects to be able to provide additional information regarding the initial product candidates during the year. Also during the year, the Company intends to add six additional proteins from its inventory of discoveries to its therapeutic pipeline, and advance its efforts in the selection of additional diagnostic markers. Unlike the situation for most biopharmaceutical companies, the identification of putative product candidates is not a limiting factor for Compugen, because of its unique discovery engines. Therefore, the Company can confidently plan on adding to its pipeline, on a regular basis, additional candidates for development and licensing. Compugen`s mid-term goal is to reach the stage where a minimum of two Compugen-discovered therapeutic proteins enter human clinical trials, by either the Company or its partners, each year.

Compugen`s Universal Lead Discovery Program

Compugen continues its program combining physics, computational technologies, and organic chemistry to create a unique technology platform that will allow the identification of small molecule lead compounds for protein targets without the requirement for either protein structure information or high-throughput screening of drug-like compound libraries. The platform being developed consists of less than 100,000 unique small molecules, compared to the millions of compounds typically utilized in high throughput screening.  These molecules are designed to retrieve information about the active site of any protein through a screening process. This information is then used to compile a detailed map of the target's relevant binding sites. Once the accurate map of the active site is in place, a large number of modifiers can be designed as potential leads for optimization and drug development.

During 2004, Compugen`s major efforts for this program will be directed to completing additional validation studies. In addition, further financial resources will be required in order to advance this program to the next stage of development, and the Company is currently approaching potential partners.

Business Model

In the past, Compugen`s revenues have been generated from licensing  platforms and tools, and providing services, all of which incorporate certain of the Company`s technologies and capabilities. Looking to the future, the key revenue sources for Compugen are expected to result from the development and commercialization by licensees and marketing partners of therapeutic and diagnostic products based on the Company`s discoveries.

___1___

Financial Guidance

As with all companies at a similar stage of development, Compugen`s most important financial consideration is to ensure the availability of the financial resources necessary for the Company to continue to develop until it reaches positive cash flow from operations. Therefore, the key short term financial measurements for Compugen relate to cash burn rate and cash balances.

Compugen`s current expectations with respect to its financial results for 2004 are as follows:

Cash Burn: Compugen anticipates that its burn rate will be in the range of $15-17 million for calendar year 2004.

Cash Balances: Compugen began 2004 with $60.5 million in cash and cash related accounts and the Company`s expectation for year-end is approximately $45 million.

Research and Development: During 2004, Compugen intends to increase its efforts with respect to its therapeutic protein pipeline, as well as to continue to expand its technology base and internal intellectual property portfolio. Therefore, research and development expenses for 2004 are expected to remain Compugen`s largest category of expenditure, and are expected to continue to account for over 50% of the Company`s total operating expenses.

Revenues: As Compugen increasingly focuses its efforts on its discovery based activities and therapeutic protein pipeline, the Company has divested certain of its product lines that it previously marketed and, as previously announced, may discontinue marketing additional products in the future. Any such measures would likely reduce reported revenues, but should not have any material impact on Compugen`s cash flow or reported earnings. For calendar 2004 budgeting purposes, Compugen assumed revenues of approximately $5 million, compared with actual revenues of $8.8 million for calendar 2003. Compugen intends to provide updated guidance with respect to revenues only in the event that any changes have a material impact on the Company`s cash burn and expected year-end cash balance.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 4, 2004 at 10:00 am EST. To access the conference call, please dial 1-866-500-4953 or 1-888-269-0005 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5901. The replay will be available until 12:00 noon EST on   February 6, 2004.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

___2___

About Compugen

Compugen, a genomics-based drug and diagnostic discovery company, increases the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. This unique capability results in powerful predictive models and discovery engines, which are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early-stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. For additional information, please visit Compugen's updated corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

___3___

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2003 Unaudited	2002 Unaudited	2003 Unaudited	2002 Unaudited
Revenues
Products and services	876	2,221	6,776	9,262
Research and development grants	485	441	2,050	1,835
Total revenues	1,361	2,662	8,826	11,097

Cost and Expenses
Cost of products and services	539	681	2,275	2,848
Research and development expenses	3,339	3,624	12,998	13,550
Sales and marketing expenses	930	1,421	3,732	5,341
General and administrative expenses	865	846	2,975	3,541
Amortization of deferred compensation	262	183	1,062	861
Total operating expenses	5,935	6,755	23,042	26,141

Operating loss	(4,574)	(4,093)	(14,216)	(15,044)
Financing income, net	368	876	2,112	2,789
Minority interest	__	__	__	51
Other income	662	__	662	__
Net loss	(3,544)	(3,217)	(11,442)	(12,204)
Basic and diluted net loss per ordinary share	(0.13)	(0.12)	(0.43)	(0.47)
Weighted average number of ordinary shares outstanding	26,785,143	26,143,383	26,409,180	26,103,343

___4___

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

December 31, 2003

Unaudited

		December 31, 2002 Audited

ASSETS
Current assets
Cash, cash equivalents, short-term cash deposits, and marketable securities	16,707	48,402
Receivables and prepaid expenses	1,401	4,581
Inventories	__	111
Total current assets	18,108	53,094

Long-term investments
Marketable securities	43,803	18,940
Other assets	1,678	1,422
Property and equipment, net	3,937	3,801
Total assets	67,526	77,257

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities
Accounts payable and accrued expenses	3,629	4,809
Deferred revenues	1,566	1,595
Total current liabilities	5,195	6,404

Long-term liabilities
Accrued severance pay	1,997	1,832
Other long-term liabilities	60	140
Investment in Evogene	466	__
Total long-term liabilities	2,523	1,972

Total shareholders` equity	59,808	68,881
Total liabilities and shareholders` equity	67,526	77,257

___5___